Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”)

Trading Symbol: CURA

Number of Outstanding Listed Securities: 640,212,780

Date: December 6, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of November 30, 2023, the Company has operations in 17 states including operating 146 dispensaries with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On November 9, 2023, Curaleaf reported its financial results for the third quarter ended September 30, 2023.

Please see the Issuer’s press release dated November 9, 2023, filed on the Issuer’s website for more information and available on SEDAR+ under the Issuer’s profile for more information. The unaudited condensed interim consolidated financial statements as of and for the three and nine months ended September 30, 2023 and 2022, as well as the accompanying management’s discussion and analysis of financial condition and results of operations for such periods, are also available on SEDAR+ under the issuer’s profile.

2.	Provide a general overview and discussion of the activities of management.

Executive Chairman Boris Jordan was quoted in Proactive Investors on November 10th and Cannabis Products Insider on November 13th regarding Curaleaf’s Q3 2023 financial results. On November 13th, Green Market Report featured Mr. Jordan in an article detailing Curaleaf’s global operations and 2024 predictions. Mr. Jordan was quoted in InvestorPlace on November 27th to discuss market performance, 2023 business results and 2024 goals.

CEO Matt Darin was included in Cannabis Business Times on November 7th to discuss the legalization of adult use sales in Ohio. New Jersey Business Magazine quoted Mr. Darin on November 9th regarding the adult use and medical cannabis markets in New Jersey. On November 10th, Mr. Darin discussed Curaleaf’s Q3 2023 results in Benzinga and on Best Stocks. On November 13th, Green Market Report featured Mr. Darin in an article detailing Curaleaf’s global operations and 2024 predictions.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

N/A

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of November 30th, the issuer had a total of 5,220 active employees. There were 271 hires and 214 terminations in the month of November.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

There are no material labor disputes to report. Labor disputes that impact single sites or single employees, or that do not materially interfere with the operation do not rise to the level of a material dispute.

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Refer to the Issuer’s continuous disclosure documents available on SEDAR+ under the Company’s profile at www.sedarplus.ca for more information on the material litigation claims affecting the Company from time to time.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	36,889	Shares issued in connection with RSU conversions during the month of November 2023.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning current litigation and arbitration proceedings. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2022, and in other filings that the Company has made and may make available in the future with the Canadian securities regulatory authorities through SEDAR+ under the Issuer’s profile at www.sedarplus.ca or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as of the date of this Monthly Progress Report or if the forward-looking information is given as at a certain date, as of such date, and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 6, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended November 30, 2023	Date of Report YY/MM/DD December 6, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com